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         [Dechert LLP Logo]

January 23, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      ING Equity Trust
         (File Nos. 333-56881, 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Karl Paulson Egbert, for Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A for ING Equity Trust ("Registrant"). Our summary of the comments and our responses thereto are provided below. The discussion below focuses on the Class A, Class B and Class C Prospectus for the ING Index Plus LargeCap Equity Fund II ("Fund"). In addition, attached is the requested Tandy Letter (Attachment A).

COMBINED CLASS A, CLASS B, CLASS C AND CLASS Q PROSPECTUS

Introduction to the Fund (pg. 1)

1. Comment: Please consider moving the "Introduction to the Fund" to after the Risk/Return summary.

         Response: The Staff has provided this comment previously and the Registrant believes that the "Introduction to the Fund" is consistent with the format of other ING fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. To the extent that investors are familiar with the format of the Registrant's prospectus, to alter this format for this Fund alone will likely confuse investors. Therefore, we have left the section in its original position in the Prospectus.

Principal Investment Strategies (pg. 1)

2. Comment: The Staff noted that the principal investment strategies section states that the Fund "normally invests at least 80% of its net assets in stocks included in the Standard & Poor's 500(R) index." The Staff pointed out that Investment Company Release No. 24828 (paragraph II(a)(1)) states "[i]ndex funds, for example, generally

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         would be expected to invest more than 80% of their assets in investments connoted by the applicable index." The Staff asked whether this language should apply to the Fund.

         Response: We note that the Fund is an "Index Plus" fund and not an "index" fund. We believe this distinction is critical because, as a threshold matter, we do not believe the same analysis applies to both types of fund. The objective of an index fund is to track an index as closely as possible, frequently by mechanically investing in each security on an index. An index fund does not need investment flexibility in order to meet its investment objective; indeed, investment discretion is antithetical to the precise tracking of an index. As such, it may be appropriate to require an index fund to invest significantly more than 80% of its assets in index securities. But the same rationale does not apply to index plus funds. The strategy of an index plus fund is to exclude some index securities and otherwise deviate from the index. Thus, in contrast to an index fund, one would not expect an index plus fund to be comprised only of securities in the index. Further, an index plus fund needs the same investment flexibility as other funds that rely on investment discretion. Based on these factors, we believe the normal, 80% threshold is most appropriate for the Fund.

         As a separate matter, we note that the Staff's comments with respect to index funds in Release No. 24828, while helpful, are by their nature less precise than the guidance contained in Rule 35d-1. These comments contain no insight as to their application from a disclosure perspective; for example, tracking the language of the release (e.g. the Fund "would generally [...] expect to invest more than 80% of [its] assets in investments connoted by the applicable index") would not lead to significantly different disclosure from what the Fund already discloses. Absent a formal rule, we believe application of the Staff's index fund comments in Release No. 24828 would be difficult, inconsistently applied and not helpful to investors.

3. Comment: The Staff noted that the Fund normally invests in stocks with a minimum market capitalization of $3 billion. As a result, the Staff queried whether a "mid-capitalization company risk" should be added.

         Response: As disclosed in the prospectus, the Sub-Adviser normally invests in stocks included in the S&P 500 Index. While some of these stocks are issued by mid-cap companies, most stocks in the S&P 500 Index are issued by large-cap companies. As a result, exposure to mid-cap companies is not expected to be a significant risk for the Fund.

4. Comment: The Staff noted that, under certain market conditions, the Fund may invest in exchange-traded funds. As a result, the Staff queried whether an "ETF Risk" should be added.

         Response: We have added risk disclosure relating to the Fund's potential investment in "Other Investment Companies", which encompasses investment in exchange-traded funds.
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                                      * * *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3499.

Kind regards,

/s/ Karl J. Paulson Egbert
----------------------------
Karl J. Paulson Egbert, Esq.
Dechert LLP

Attachment:       Huey P. Falgout, Jr., Esq.
                  Chief Counsel
                  ING U.S. Legal Services

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[ING Funds Logo]

January 23, 2007

VIA EDGAR

Mr. Brion Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      ING Equity Trust
         (File Nos. 333-56881, 811-8817)

Dear Mr. Thompson;

ING Equity Trust ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout
-------------------
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:      Jeffrey Puretz, Esq.
         Dechert LLP